Exhibit 99.1

ASX and Media Release

9 August 2021

Opthea Expands Global Phase 3 ShORe and COAST Wet AMD Trials of OPT-302 into Canada

Melbourne, Australia; 9 August 2021 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that recruitment is open to patients in Canada for the Phase 3 pivotal clinical program of OPT-302 for the treatment of wet (neovascular) age-related macular degeneration (AMD). Following formal authorization from the regulatory agency Health Canada, patient enrollment in the two concurrent Phase 3 registrational clinical trials, ShORe (Study of OPT-302 in combination with Ranibizumab) and COAST (Combination OPT-302 with Aflibercept Study) can now begin in Canada. The goal of the two studies is to evaluate the benefits of the Company’s VEGF-C/D ‘trap’ inhibitor, OPT-302, for wet AMD in treatment-naïve patients.

To date, the Phase 3 pivotal clinical program has begun in the United States, and the latest expansion into Canada represents a new and important geographical region. The Company is also advancing towards approval from national regulatory agencies and ethics committees from other countries, including those in the European, South American, and Asia Pacific regions, to finalize the implementation of the Phase 3 studies in those geographic areas.

“Expanding our global reach for the Phase 3 pivotal program is an important milestone for Opthea, and this is the first time clinical trials have been conducted in Canada to investigate OPT-302 in patients with retinal disease,” commented Dr Megan Baldwin, CEO and Managing Director of Opthea. “We believe that OPT-302, if successful in Phase 3 and approved, has the potential to improve the trajectory of wet AMD disease progression. Therefore, we are working with regulatory authorities worldwide to initiate the Phase 3 registrational clinical trials as quickly as possible in other countries.”

The U.S. Food and Drug Administration (FDA) recently awarded OPT-302 Fast Track status based on positive safety and efficacy results from Opthea’s previous Phase 1/2 and Phase 2b clinical studies in wet AMD. This designation helps to speed clinical development, regulatory review, and market entry upon approval of treatments with a potential to address serious conditions.

In the two pivotal Phase 3 clinical trials, treatment naïve wet AMD patients will be randomized to receive intravitreal administration of 2 mg OPT-302 once every 4 weeks or 8 weeks in combination with 0.5 ranibizumab (ShORe) or 2 mg aflibercept (COAST) compared to the respective sham (control) combination treatment, during the first 52 weeks, at which time the primary efficacy analysis of the mean change in Best Corrected Visual Acuity (BCVA) from baseline will be performed. The top-line 52-week data from the ShORe and COAST Phase 3 studies is anticipated in 2H CY 2023 and if positive, the Company plans to file for global marketing authorizations for OPT-302 as a treatment for wet AMD following receipt of that data.

The initiation of the Phase 3 pivotal clinical program follows the positive outcomes from the Phase 2b clinical trial of OPT-302 in 366 patients with wet AMD, which demonstrated that OPT-302, in combination with standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), had a statistically significant superior mean gain in best-corrected visual acuity over ranibizumab monotherapy at week 24. The ShORe and COAST Phase 3 trials build upon and maintain key features of the successful Phase 2b wet AMD clinical trial, whilst also evaluating the administration of OPT-302 combination therapy over a longer treatment period and in a greater number of patients.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567

Additional information on Opthea’s technology and the Phase 3 pivotal clinical trials can be found at www.opthea.com and at www.ClinicalTrials.gov (ShORe trial, ID#: NCT04757610; COAST trial, ID#: NCT04757636).

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at risk statement, including, but not limited to, the continuation of patient recruitment for Opthea’s pivotal Phase 3 clinical trials of OPT-302 in wet AMD. Such statements are based on Opthea’s current plans, objectives, estimates, expectations and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus filed with the SEC on October 19, 2020. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:
U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

www.opthea.com ABN 32 006 340 567